Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TC PipeLines GP, Inc., General Partner of TC PipeLines, LP

We consent to the incorporation by reference in the registration statement (No. 333-121537) on Form S-3 of TC PipeLines, LP of our reports dated February 27, 2007 with respect to the consolidated balance sheets of TC PipeLines, LP as of December 31, 2006 and 2005, and the related statements of income, comprehensive income, cash flows and changes in partners’ equity for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of TC PipeLines, LP.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
February 27, 2007